May 21, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Crypto Assets
100 F Street, N.E.
Washington, D.C. 20549-4631
Attn:    Austin Stanton
    Lulu Cheng

Re:     Greenidge Generation Holdings Inc.
Registration Statement on Form S-3 (the “Registration Statement”)
File No. 333-278600
Request for Acceleration

Dear Mr. Stanton and Ms. Cheng:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Greenidge Generation Holdings Inc. (the “Company”) hereby requests that the effective date of the Company’s above-referenced Registration Statement be accelerated by the Securities and Exchange Commission so that the Registration Statement will be declared effective under the Securities Act at 4:00 p.m. Eastern Daylight Time on May 23, 2024, or as soon thereafter as is practicable, or such other time as the Company may request by telephone that such Registration Statement be declared effective.
We request that we be notified of such effectiveness by a telephone call to the undersigned at (603) 531-8659 and that such effectiveness also be confirmed in writing.

Very truly yours,

/s/ Christian Mulvihill

Christian Mulvihill
Chief Financial Officer,
Greenidge Generation Holdings Inc.

cc:    Jordan Kovler, Chief Executive Officer, Greenidge Generation Holdings Inc.